UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

LIFEWAY FOODS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

531914109

(CUSIP Number)

Edward Smolyansky
Lifeway Foods, Inc.
6431 West Oakton Street

Morton Grove, IL 60053

(847) 967-1010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 14, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 531914109

1.	Names of reporting persons Ludmila Smolyansky

2.	Check the appropriate box if a member of a group (see instructions)
	(a)	☒
	(b)	☐

3.	SEC use only

4.	Source of funds (see instructions) OO

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

6.	Citizenship of place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,431,641

	8.	Shared voting power 0

	9.	Sole dispositive power 3,431,641

	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 3,431,641

12.	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)

13.	Percent of class represented by amount in Row (11) 22.2%

14.	Type of reporting person (see instructions) IN

2

SCHEDULE 13D CUSIP No. 531914109

1.	Names of reporting persons Edward Smolyansky

2.	Check the appropriate box if a member of a group (see instructions)
	(a)	☒
	(b)	☐

3.	SEC use only

4.	Source of funds (see instructions) OO

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

6.	Citizenship of place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,005,112

	8.	Shared voting power 500,000

	9.	Sole dispositive power 2,005,112

	10.	Shared dispositive power 500,000

11.	Aggregate amount beneficially owned by each reporting person 2,505,112

12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

13.	Percent of class represented by amount in Row (11) 16.2%

14.	Type of reporting person (see instructions) IN

3

AMENDMENT NO. 10 to SCHEDULE 13D

This Amendment No. 10 amends and supplements the Schedule 13D/A No. 9 filed on July 22, 2019 by Ludmila Smolyansky, Julie Smolyansky and Edward Smolyansky. This Amendment No. 10 is being filed by Ludmila Smolyansky and Edward Smolyansky for the purpose of providing the additional information set forth below.

ITEM 2. Identity and Background

Item 2 of the Schedule 13D is hereby replaced in its entirety by the following:

(a)  This statement is filed by Ludmila Smolyansky, an individual resident of Illinois; and Edward Smolyansky, an individual resident of Illinois (together, the “Reporting Persons”).

(b)  The business address of each of the Reporting Persons is c/o Lifeway Foods, 6341 Oakton Street, Morton Grove, Illinois 60053.

(c)  Ludmila Smolyansky's principal occupation is as consultant to and the Chairperson of the Board of Directors of Issuer. Edward Smolyansky's principal occupation is as the Chief Operating Officer of the Issuer. Edward Smolyansky also serves as a Director of Issuer.

(d)  None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)   Each of the Reporting Persons is a U.S. citizen.

ITEM 3. Source and Amount of Funds or Other Consideration

Item 3 is amended to add the following:

Ludmila Smolyansky

On November 20, 2020, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05, of which Ms. Smolyansky is a trustee, disposed of 20,000 shares of Common Stock.

On November 23, 2020, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05, of which Ms. Smolyansky is a trustee, disposed of 17,000 shares of Common Stock.

On November 24, 2020, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05, of which Ms. Smolyansky is a trustee, disposed of 8,000 shares of Common Stock.

On December 16, 2020, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05, of which Ms. Smolyansky is a trustee, disposed of 20,000 shares of Common Stock.

4

On December 17, 2020, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05, of which Ms. Smolyansky is a trustee, disposed of 5,000 shares of Common Stock.

On May 28, 2021, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05, of which Ms. Smolyansky is a trustee, disposed of 500,000 shares of Common Stock.

On June 2, 2021, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05, of which Ms. Smolyansky is a trustee, disposed of 15,000 shares of Common Stock.

On June 10, 2021, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05, of which Ms. Smolyansky is a trustee, disposed of 8,000 shares of Common Stock.

On June 28, 2021, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05, of which Ms. Smolyansky is a trustee, disposed of 5,000 shares of Common Stock.

On June 29, 2021, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05, of which Ms. Smolyansky is a trustee, disposed of 5,000 shares of Common Stock.

On June 30, 2021, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05, of which Ms. Smolyansky is a trustee, disposed of 5,000 shares of Common Stock.

On August 23, 2021, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05, of which Ms. Smolyansky is a trustee, disposed of 8,500 shares of Common Stock.

On August 24, 2021, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05, of which Ms. Smolyansky is a trustee, disposed of 5,000 shares of Common Stock.

On August 25, 2021, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05, of which Ms. Smolyansky is a trustee, disposed of 10,000 shares of Common Stock.

On August 26, 2021, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05, of which Ms. Smolyansky is a trustee, disposed of 5,000 shares of Common Stock.

On August 27, 2021, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05, of which Ms. Smolyansky is a trustee, disposed of 12,838 shares of Common Stock.

On September 20, 2021, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05, of which Ms. Smolyansky is a trustee, disposed of 4,000 shares of Common Stock.

5

Edward Smolyansky

On September 10, 2019, Edward Smolyansky disposed of 19,000 shares of Common Stock.

On September 11, 2019, Edward Smolyansky disposed of 17,000 shares of Common Stock.

On August 19, 2020, Edward Smolyansky disposed of 5,000 shares of Common Stock.

On August 20, 2020, Edward Smolyansky disposed of 8,000 shares of Common Stock.

On August 21, 2020, Edward Smolyansky disposed of 3,000 shares of Common Stock.

On September 9, 2020, Edward Smolyansky disposed of 8,000 shares of Common Stock.

On December 18, 2020, Edward Smolyansky disposed of 5,000 shares of Common Stock.

On December 31, 2020, Edward Smolyansky disposed of 10,000 shares of Common Stock.

On May 21, 2021, Edward Smolyansky disposed of 6,000 shares of Common Stock.

On May 24, 2021, Edward Smolyansky disposed of 4,000 shares of Common Stock.

On May 26, 2021, Edward Smolyansky disposed of 2,500 shares of Common Stock.

On May 28, 2021, Edward Smolyansky acquired 500,000 shares of Common Stock.

On June 8, 2021, Edward Smolyansky disposed of 5,000 shares of Common Stock.

On June 9, 2021, Edward Smolyansky disposed of 5,000 shares of Common Stock.

Item 4. Purpose of Transaction

Edward Smolyansky intends to nominate up to three directors at the 2021 Annual Meeting of Shareholders of Lifeway Foods, Inc. (the “Company”).

6

Item 5. Purpose of Transaction

Item 5 of the Schedule 13D is amended to add the following:

(a)-(b) The Reporting Persons may be deemed for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owners of an aggregate of 5,936,753 shares of Common Stock as of October 14, 2021, which represents approximately 38.4% of the Issuer’s outstanding shares of Common Stock. To the extent Julie Smolyansky, who is not one of the Reporting Persons, is deemed a member of a group with the Reporting Persons, such group would be the beneficial owner of an aggregate of 7,972,813 shares of Common Stock as of such date, which represents approximately 51.7% of the Issuer’s outstanding shares of Common Stock.

These percentage calculations were based on 15,434,936 shares outstanding as of August 20, 2021 as reported by the Issuer on its definitive proxy statement for the Issuer’s 2021 Annual Meeting of Shareholders, as filed with the Securities and Exchange Commission.

(c) Except as set forth below, there have been no transactions in the shares of Common Stock by any of the Reporting Persons during the past sixty days:

Date	Reporting Person	Amount Acquired (Disposed)	Price Per Share	Type of Transaction
August 23, 2021	Ludmila Smolyansky	8,500	$5.34	Open market sale
August 24, 2021	Ludmila Smolyansky	3,000	$5.44	Open market sale
August 24, 2021	Ludmila Smolyansky	101	$5.42	Open market sale
August 24, 2021	Ludmila Smolyansky	1,899	$5.41	Open market sale
August 25, 2021	Ludmila Smolyansky	5,000	$5.43	Open market sale
August 25, 2021	Ludmila Smolyansky	5,000	$5.41	Open market sale
August 26, 2021	Ludmila Smolyansky	3,300	$5.36	Open market sale
August 26, 2021	Ludmila Smolyansky	58	$5.42	Open market sale
August 26, 2021	Ludmila Smolyansky	1,642	$5.40	Open market sale
August 27, 2021	Ludmila Smolyansky	1,070	$5.41	Open market sale
August 27, 2021	Ludmila Smolyansky	4,486	$5.35	Open market sale
August 27, 2021	Ludmila Smolyansky	7,282	$5.42	Open market sale
September 20, 2021	Ludmila Smolyansky	100	$5.74	Open market sale
September 20, 2021	Ludmila Smolyansky	3,900	$5.72	Open market sale

7

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 14, 2021	/s/ Ludmila Smolyansky
Ludmila Smolyansky

Date: October 14, 2021	/s/ Edward Smolyansky
Edward Smolyansky

8